UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012 (Report No. 2)

Commission File Number: 000-29742

Retalix Ltd.
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NOS. 333-09840, 333-12146, 333-14238, 333-109874, 333-157094 AND 333-168722), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.
Retalix Ltd. (the “Registrant”) Notice of 2012 Special General Meeting of Shareholders and Proxy Statement, dated December 10, 2012, being mailed to the shareholders of the Registrant in connection with a special general meeting of the Registrant’s shareholders, which is scheduled to be held on January 7, 2013 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendices thereto:

(a) Appendix A – Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and Retalix Ltd., attached as Exhibit 99.1(a) hereto;

(b) Appendix B – Form of Voting Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd., the Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd.) and Ronex Holdings, Limited Partnership, attached as Exhibit 99.1(b) hereto; and

(c) Appendix C – Opinion of Jefferies & Company, Inc., attached as Exhibit 99.1(c) hereto.

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: December 10, 2012	By:	/s/ Shuky Sheffer
Shuky Sheffer
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice of Special General Meeting and Proxy Statement, dated December 10, 2012, in connection with a Special General Meeting of Shareholders of the Registrant scheduled to be held on January 7, 2013.
99.1(a)	Appendix A to Proxy Statement – Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and Retalix Ltd.
99.1(b)
Appendix B to Proxy Statement – Form of Voting Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd., the Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd.) and Ronex Holdings, Limited Partnership

99.1(c)	Appendix C to Proxy Statement – Opinion of Jefferies & Company, Inc.
99.2	Proxy Card mailed to shareholders of the Registrant for use in connection with the Registrant’s Special General Meeting of Shareholders to be held on January 7, 2013.